

October 16, 2009

David West Griffin
Chief Financial Officer and Director
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Schedule 14A Preliminary Proxy Statement**
> **Filed September 25, 2009**
> **File No. 1-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the disclosure in your annual report on Form 10-K for fiscal year 2008 that you had 1,978 holders of record as of September 3, 2008. Your most recent Form 10-K indicates that you had only 284 holders of record as of August 20, 2009. With a view toward expanded disclosure, explain to us the reason(s) for the significant reduction in the number of record holders. Also discuss the potential applicability of Rule 13e-3.

Proposal No. 3: Approval of Amendment to our Memorandum of Association, page 13

2.   Revise to state explicitly whether you have any current plans, agreements, or understandings to issue for any purpose any of the additional shares to be authorized. In that regard, you indicate only that you "have no intentions at this time, however, to issue any of the shares ... for financing if this proposal is approved."

Proposal No. 4: Approval of a Future Reverse Stock Split, page 14

Fractional Shares, page 16

3.   For the 1-for-20 reverse split ratio, disclose whether paying cash in lieu of issuing fractional shares will result in a change to the number of record holders, and if so, provide the particulars.

Authorized Shares, page 16

4.   For the 1-for-20 ratio, provide tabular or similar disclosure comparing the pre- and post-split number of shares of your common stock that will be (a) issued and outstanding, (b) authorized and reserved for issuance, and (c) authorized but unreserved.

Executive Compensation, page 31

Elements of Compensation, page 33

5.   Expand your discussion to explain further the increase from fiscal year 2008 to fiscal year 2009 in the total compensation paid to Named Executive Officers. For example, discuss further the decision to pay significant cash bonuses despite the stock price performance during fiscal year 2009 as compared to industry indices. In that regard, see the stock price performance graph presented on page 27 of your Form 10-K for fiscal year 2009. See Items 402(b)(2)(v) – (ix) of Regulation S-K.

6.   You disclose that for fiscal year 2009, the Company used: (i) "performance targets" to determine the "performance multipliers" to be applied to individual cash bonus targets; (ii) "performance goals" to determine profit sharing arrangements; and (iii) "pay for performance" objectives and targets to determine awards granted under the 2006 LTIP. Disclose the quantitative or qualitative information used to determine each of these

performance elements. For example, disclose the numeric ratings given to each performance target and the resulting performance multiplier used to determine cash bonuses.

7.   To the extent disclosure of the quantitative or qualitative performance information would result in competitive harm, such that the information could be excluded pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. If you have an appropriate basis for omitting this performance information, you nonetheless must discuss the degree of difficulty in achieving the undisclosed performance targets and goal levels. In discussing how difficult or likely it will be to achieve these targets and goal levels or other factors, provide as much detail as necessary. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Cash Bonuses, page 34

8.   Revise the text and tabular disclosure to ensure that it is clear, consistent, and accurate. For example, the text that precedes the table does not explain how the application of a 125% target bonus level for Mr. Schiller to his $600,000 salary results in a bonus of $843,750.

9.   In addition, further clarify how the fiscal year 2009 performance targets were adjusted.

Equity Incentives, page 35

10.   You disclose that your 2010 awards provide incentive compensation to your executive officers if the company "achieves pre-established targets" based upon the performance of the company's common shares and total shareholder return. Disclose these pre-established targets and the method for calculating the "TSR Unit Number Modifier".

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Mark Kelly, Esq.
        (713) 758-2346